WorldNet, Inc. of Nevada

369 East 900 South, #281

Salt Lake City, Utah 84111

May 27, 2011

Tia Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

WorldNet, Inc. of Nevada

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 16, 2011

File No.  0-31023

Dear Ms. Jenkins,

This letter is in response to your comment letter dated May 19, 2011 regarding the above identified Form 10-K of WorldNet, Inc. of Nevada (the “Company”).  The Company is filing via EDGAR this response letter; however, the Company will delay filing an amended Form 10-K until you confirm that our response is adequate to address your concerns.

We are providing our proposed responses to your comments and upon your review and acceptance of our revisions, the Company will file the amended Form 10-K.  On the following pages we have restated your comments and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, Page 13

1.

We note that your December 31, 2009 financial statements were audited by Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm”).  Effective April 8, 2011, the Public Accounting Oversight Board (“PCAOB”) revoked the registration of Chisholm.  You can find a copy at http://pcaobus.org/Enforcement/Decsions/documents/chisholm.pdf.  As Chisholm is no longer registered with the PCAOB, you may not include its audit report or consents in your filings with the Commission.  Since Chisholm audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.  Please revise to provide financial statements as of and for the year ended December 31, 2009 that have been audited by a PCAOB registered auditor and delete Chisholm’s report from your 10-K.

Response:  In reliance on Rule 4115.1 of the Division of Corporation Finance Financial Reporting Manual (recited below), the Company believes it is not required to re-audit the 2009 year.  The 2010 Form 10-K that included the Chisholm report for the 2009 year was filed on March 16, 2011 and Chisholm’s PCAOB revocation occurred on April 8, 2011.  Therefore, Chisholm was in good standing with the PCOAB when the Form10-K was filed and the Company can rely upon Chisholm’s report at that time.

4115

Involuntary PCAOB Deregistration

(Last updated: 9/30/2009)

4115.1

If the PCAOB revokes the registration of an audit firm, audit reports issued by that firm may no longer be included in a registrant’s filings made on or after the date the firm’s registration is revoked, even if the report was previously issued before the date of revocation.  Financial statements previously audited by a firm whose registration has been revoked would generally need to be reaudited by a PCAOB registered firm prior to inclusion in future filings.

Item 9A.  Control and Procedures

Disclosure Controls and Procedures, page 25

2.

You disclose the existence of a deficiency in your disclosure controls and procedures but you did not disclose that an evaluation of disclosure controls and procedures was performed as of the end of the period covered by the 10-K nor did you provide the conclusions of the principal executive officer and the principal financial officer regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K.  Please revise.

Response:  In the amendment to the Form 10-K report we will revise the identified portion of Item 9A as follows:

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC.  This information is accumulated to allow timely decisions regarding required disclosure.  Our President, who serves as our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and he determined that our disclosure controls and procedures were ineffective.  During the period we did not have additional personnel to allow segregation of duties to ensure the completeness or accuracy of our information.  Accordingly, our President has concluded that the lack of an adequate control environment constituted a deficiency in our disclosure controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting, page 25

3.

It does not appear that management has concluded whether you internal control over financial reporting are effective or ineffective.  Please revise to provide this additional conclusion.  Refer to the guidance of Item 308(a)(3) of Regulation S-K.

Response:  In the amendment to the Form 10-K report we will revise the identified portion of Item 9A as follows:

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible to establish and maintain adequate internal control over financial reporting.   Our principal executive officer is responsible to design or supervise a process that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The policies and procedures include:

•

maintenance of records in reasonable detail to accurately and fairly reflect the transactions and dispositions of assets,

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors, and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

For the year ended December 31, 2010, management has relied on the Committee of Sponsoring Organizations of the Treadway Commission (COSO), “Internal Control - Integrated Framework,” to evaluate the effectiveness of our internal control over financial reporting.  Based upon that framework, management determined that in the preparation of the financial statements we did not have additional personnel to allow segregation of duties to ensure the completeness or accuracy of our information.  Accordingly, our President has concluded that our internal control over financial reporting is ineffective because lack of an adequate control environment constituted a deficiency.

Our management determined that there were no changes made in our internal controls over financial reporting during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

* * * * * *

In connection with our response to your comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/Donald R. Mayer

Donald R. Mayer

President